Exhibit - 10 i

                         INVESTMENT MANAGEMENT AGREEMENT

This Investment Management Agreement (the "Agreement") is made by and between the Bulldog Fund, Inc. (the "Fund") and Carosa & Stanton Asset Management, LLC (the "Investment Manager").

Whereas the Investment Manager is a registered investment adviser as required by State and Federal law; and,

Whereas the Fund wishes to engage the services of the Investment Manager as provided in the Agreement below;

Now, Therefore, the parties intend that the following Agreement govern the relationship between them:

1.	Appointment of Investment Manager. The Fund appoints the Investment Manager as Fund's agent and attorney-in-fact, subject to the supervision and direction of the  Board of Directors  of the Fund, to manage assets of the Fund which will be delivered to the Custodian for that purpose, together with the proceeds of investment and reinvestment, (hereinafter referred to as the "Account"), with full authority to invest and reinvest all assets of the Account in securities or funds on behalf of the Fund. In general, the role of the investment manager includes, but is not limited to, the following: working with the Fund to establish appropriate investment objectives for the portfolio of the Account;
making asset allocation decisions within the portfolio in accordance with set objectives; making the day-to-day investment decisions for the portfolio; and, providing materials necessary for monitoring results in an accurate and relevant manner. Should the Fund itself, or through a third party service provider, wish to perform services similar to, or impacting on, the Investment Manager's above listed responsibilities, the interests of the Account will be served by the Fund notifying the Investment Manager in advance, to ensure consistency in the measurement and performance of the investment management process.

2.	Discretionary Authority. The Fund acknowledges and understands that: (a)
The Investment Manager is given a Limited Power of Attorney giving full and exclusive discretionary authority to invest and reinvest the assets in the Account, and, in that connection, to make determinations as to which securities are to be bought or sold, where the securities are to be bought or sold, and the total amount of securities to be bought or sold for the Account, without obtaining the consent of or consulting with the Fund, but consistent with the Investment Objectives or Special Instructions of the Fund with respect to the Account. The term "securities" as used in this Agreement shall include (but not by way of limitation) mutual funds. It is understood that all or a portion of the Account may be held in cash or cash equivalents. (b) The Investment Manager may select brokers or dealers to execute orders for the purchase or sale of securities so long as the Investment Manager has acted prudently. If the Fund wishes to designate that brokerage transactions be directed to a specific brok-er, he must do so in writing in the format provided by the Investment Manager. This written direction and any future changes to them must be in writing which upon receipt, shall be attached to, and become part of, this Agreement. (c) Un-
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less the Fund elects to retain voting powers for the securities held in the
Account (to so elect, the Fund should notify the Investment Manager in writing), the Investment Manager shall have the power and authority to vote according to its sole discretion the proxies for all securities held in the Account including the right to revoke proxies given by the Fund prior to the effective date of this Agreement. The Investment Manager is hereby authorized to consent to, or request any action on the part of such corporation whose securities are held in the Account, and to participate in reorganizations, recapitalizations consolid-ations, mergers and similar transactions with respect to such securities. The Investment Manager shall not be liable for any actions taken pursuant to the voting power and authority granted hereunder. (d) The Investment Manager shall not have the right to transfer out of or deposit into the Account funds or sec-urities unless such transaction is part of a purchase or sale of securities on the Fund's behalf, involves a clearly documented error, or involves an amount or adjustment determined by the Investment Manager to be payable from the Account pursuant to the terms of this Agreement. The Investment Manager shall not be liable for Fund initiated transactions which are outside the authority granted by this Limited Power of Attorney. (e) The Custodian for the Account is hereby authorized and empowered to follow the Investment Manager's instructions in ev-ery respect with regard to any such trades, purchases, or sales for the Account. It is further understood that the Custodian will not be liable for the actions or instructions from the Investment Manager. (f) Any uninvested cash will be swept into a money market fund offered by the Account's Custodian, which fund has associated with it certain advisory fees and other costs.

3.	Commencement of Services. The Investment Manager will assume none of its management responsibilities under this Agreement, and no fees shall be due, un-til the "Commencement Date" has been reached. The Commencement Date is deemed to be reached when the asset comprising the Account (or a substantial enough por-tion of the assets comprising the Account as determined at the discretion of the Investment Manager) are ready to trade in the sole discretion of the Investment Manager. The Commencement Date shall not be deemed to have been triggered if the Custodian sweeps cash from the Account in order to generate interest for the Account, or if the Investment Manager liquidates securities transferred into the Account by the Fund, or if the Investment Manager issues instructions for isolated trades due to circumstances unrelated to or which precede its general discretionary management of the Account or result from the specific direction of the Fund. Securities transferred into the Account may, in the sole discretion of the Investment Manager, be liquidated prior to the Commencement Date. The Investment Manager shall not, under any circumstances, be liable for any loss which results from a reduction in the value of the assets in the Account prior to the Commencement Date.

4.	Fees. The Fund will pay management fees to the Investment Manager as outlined in this Section 4. As a compensation for the services to be rendered to the Fund by the Investment Manager under the provisions of this Agreement, the Fund shall pay to the Investment Adviser monthly a fee equal to one-twelfth of one and a quarter (1.25) percent per month, (the equivalent of 1.25% per annum) on the first $1,000,000 of the daily average net assets of the Fund during the month and one (1.00) percent per month, (the equivalent of 1.00% per annum) on that portion of the daily average net assets of the Fund during the month in excess of $1,000,000. The first payment of fee hereunder shall be prorated
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on a daily basis from the date this Agreement takes effect. By executing this
Agreement, the Fund hereby authorizes the Custodian to deduct the management fees from the Account and pay the Investment Manager upon proper instructions received from the Investment Manager. The Investment Adviser agrees to forgo sufficient fees to hold the total expenses of the Fund to less than 2.0% of the first $10 million in average assets and 1.5% of the next $20 million.

5.	Termination. This Agreement shall remain in full force and effect until terminated by either of the parties hereto, only so long as such continuance is approved at least annually by votes of the Fund's Board of Directors, cast at a meeting called for the purpose of voting on such approval, including the votes of a majority of the Directors who are not parties to such agreement or interested persons of any such party. Either party may terminate the Agreement with or without cause. Termination shall occur upon at least sixty (60) days written notice; and in such event, the Investment Manager shall be paid through the date of termination. Upon receipt of such notice of termination, the Investment Manager shall, to the extent practicable, liquidate all securities in the Account in a timely manner by reducing the Fund's holdings to cash or cash equivalents unless the Fund specifically instructs the Investment Manager to do otherwise in the notice of termination. The Fund has a right to terminate this Agreement without penalty within 5 business days after the date of execution of this Agreement; provided, however, that any investment action taken by the Investment Manager with respect to the Account prior to the effective date of such termination shall be at the Fund's risk.

6.	Representations of the Fund. The Fund represents and warrants that in entering into this Agreement, the Fund has relied only upon representations and data which have been provided in written materials of the Investment Manager.

7.	Account Investment Objectives. The Investment Manager will manage the
Account according to its understanding of the Fund's Registration Statement. The Fund will communicate any change in investment objectives to the Investment Manager in writing. The Investment Manager will be allowed a reasonable time period to come into compliance with changes in investment objectives so that the prevailing market conditions can be considered.

8.	Disclaimers. The Investment Manager will not be responsible for and is hereby released from any loss or damage in any form resulting directly or indirectly from the failure of the Fund to fulfill any of the Fund's responsibilities under this Agreement or to provide the Investment Manager with complete, accurate, and truthful data as required in this Agreement or as otherwise requested by the Investment Manager. The disclaimers and limitations of liability of the Investment Manager in this Section 8 and elsewhere in this Agreement (including the last sentences of Section 2 (c) and Section 3) do not constitute a waiver of any right of the Fund provided by the Advisers Act, any other federal and state securities laws or ERISA, and the Fund retains all such rights.

9.	Arbitration. All disputes between the Investment Manager and the Fund, except for those involving alleged theft or misappropriation, shall be submitted to arbitration with the American Arbitration Association; and the results of such shall be binding upon the parties and enforceable in a court of law. Any
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such arbitration shall be arbitrated by one person who shall be a businessman not active in the investment advisory business. This Section 9 does not const-itute a waiver by the Fund of any right provided by the Advisers Act, or other federal and state securities laws or ERISA, including any right to choose the forum, whether arbitration or litigation in court, in which to seek resolution of disputes.

10.	Miscellaneous. (a) No assignment of this Agreement shall be made without the written consent of both parties. (b) Any notice of service of process to be given hereunder shall be sufficient if in writing and addressed to the parties at their last known address or place of business. (c) This Agreement shall be governed by the laws of the State of New York (without regard to any principles or conflicts of laws) and applicable federal laws and regulations; and is bind-ing upon the parties hereto and their respective executors, administrators, heirs and successors in interest. (d) The site of jurisdiction and venue for any arbitration or court proceeding will be Monroe County, New York. Neither party shall, except as required by law, governmental order, or in the preparation for, or in the conduct of, litigation or arbitration, disclose to any third party the fact of litigation or arbitration, or any of the allegations of the parties relating thereto. (e) This Agreement may not be amended or modified in any way except by a subsequent written agreement executed by the parties. (f) In the case of a joint Account, each owner must subscribe to this Agreement. The In-vestment Manager is expressly authorized, in its sole discretion, to rely and to act upon the instructions of a single joint owner, unless and until written in-structions to the contrary, signed by each such joint owner, are received by the Investment Manager. (g) If any term, covenant, condition or provision of this Agreement shall be construed to be illegal, invalid or unenforceable, the re-mainder of the Agreement shall be unaffected and shall remain in full force and effect.

11.	Acknowledgement. The Fund hereby acknowledges receipt of forms as required by Federal or State law (e.g., Form ADV Part II or its equivalent) provided by the Investment Manager.


IN WITNESS WHEREOF, the parties hereto have caused their signatures to be affix-ed and duly attested and their presence to be signed by their duly authorized officers this 1st day of February, 1997.


       BULLDOG FUND, INC.                       By _____________________________
                                                   Christopher Carosa, President
       Attest: ________________
               Betsy K. Carosa


       CAROSA & STANTON ASSET MANAGEMENT, LLC   By _____________________________
                                                   Christopher Carosa, President
       Attest: ________________
               Betsy K. Carosa

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